Exhibit 4.71

Summary of the Public Deed of Purchase and Sale of Real Property, entered into on December 14, 2020, in connection with Fazenda Bananal IX.

Parties: Agrifirma Agro Ltda. (formerly known as Agrifirma Brasil S.A), as Seller; and Ires Ricardo Basso, as Buyer.

Purpose: The sale of a total area of 373,3226 hectares from Fazenda Bananal IX, for the total price, in Brazilian national currency (Reais), of R$3,305,100.00, which was paid upfront on November 11, 2020.